# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

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# FORM 8-K

_____

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) **August 4, 2010**



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# Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

_____

| **Delaware** | **0-33169** | **13-4066229** |
|:---:|:---:|:---:|
| (State or Other Jurisdiction | (Commission | (I.R.S. Employer |
| of Incorporation) | File Number) | Identification No.) |

**6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487**
(Address of Principal Executive Office) (Zip Code)

**(561) 998-2232**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**     **Results of Operations and Financial Condition**

(a) On August 4, 2010, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended June 30, 2010, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

**Item 7.01**     **Regulation FD Disclosure**

Incorporated by reference is a press release issued by the Company on August 4, 2010, which is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

**Item 9.01**     **Financial Statements and Exhibits**

(d) Exhibits

| Exhibit | Description |
|---------|-------------|
| 99.1 | Press Release issued by the Company on August 4, 2010 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**CROSS COUNTRY HEALTHCARE, INC.**

By: /s/ Emil Hensel

Emil Hensel

Chief Financial Officer

Dated: August 5, 2010

**LINKS**

EXHIBIT 99.1



NEWS
FOR IMMEDIATE RELEASE

## CROSS COUNTRY HEALTHCARE REPORTS SECOND QUARTER 2010 RESULTS

**BOCA RATON, Fla. – August 4, 2010 –** Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $117.8 million in the second quarter ended June 30, 2010, and net income of $1.2 million, or $0.04 per diluted share. This compares to revenue of $149.0 million in the prior year quarter and net income of $2.3 million, or $0.07 per diluted share. Cash flow from operations for the second quarter of 2010 was $13.4 million.

For the six months ended June 30, 2010, the Company generated revenue of $239.2 million and net income of $2.3 million, or $0.07 per diluted share. This compares to revenue of $324.5 million and net income of $5.3 million, or $0.17 per diluted share, in the first six months of the prior year. Cash flow from operations for the first six months of 2010 was $23.7 million.

"I continue to believe we have weathered the worst of the down-turn in our operating environment based on recent booking trends and expect to achieve sequential improvement starting in September and continuing into the fourth quarter," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. "In our largest segment, nurse and allied staffing, we are especially encouraged by strengthening demand in most areas of the country, and more importantly, we continue to add attractive new hospital systems to our roster of vendor management clients. This should allow us to take an even larger slice of an increasing market opportunity as we move through the second half of this year," added Mr. Boshart.

"Physician staffing revenue was up slightly on a sequential basis from the first quarter. Revenue in our clinical trials services segment increased 4% sequentially due to a continuing rebound in staffing activity that was partially offset by ongoing weakness in our drug safety monitoring, outsourcing and regulatory consulting services. Our gross profit margins for the Company as a whole increased 200 basis points from the prior year quarter and 90 basis points sequentially from the first quarter," he stated.

Nurse and Allied Staffing

For the second quarter of 2010, the nurse and allied staffing business segment (travel and per diem nurse and travel allied staffing) generated revenue of $59.8 million, reflecting a 24% decrease from $78.6 million in the prior year quarter and an 8% sequential decrease from the first quarter of 2010. Contribution income (defined as income from operations before depreciation and amortization and corporate expenses not specifically identified to a reporting segment) decreased 16% in the first quarter of 2010 to $6.1 million from $7.2 million in the same quarter a year ago, but increased 3% sequentially from the first quarter of 2010. The year-over-year decreases in revenue and contribution income reflect the reduced demand for temporary nurse and allied staffing services primarily due to the macroeconomic environment. The sequential increase in contribution income primarily resulted from a reduction in SG&A expenses, as well as the benefits from an improvement in the quality of accounts receivable.

Segment staffing volume decreased 21% from the prior year quarter and decreased 9% sequentially from the first quarter of 2010. The segment revenue per FTE per day for the second quarter of 2010 was $304, a decline of 3% from the prior year quarter, but a slight increase sequentially from the first quarter. The year-over-year decrease reflected a 3% decline in the average hourly bill rate in travel staffing and a 4% decline in the average hourly bill rate in per diem staffing, which typically has a lower average bill rate than travel staffing due to the mix of healthcare professionals.

For the first six months of 2010, segment revenue decreased 32% on a year-over-year basis to $124.5 million from $183.6 million in the same period a year ago, while contribution income decreased 30% to $12.0 million from $17.2 million in the prior year period.

(more)

Physician Staffing

For the second quarter of 2010, the physician staffing business segment generated revenue of $31.3 million, a 23% decrease from $40.7 million in the prior year quarter and a slight increase sequentially from the first quarter of 2010. Contribution income decreased 10% in the second quarter of 2010 to $3.7 million from $4.1 million in the same quarter a year ago, but increased 29% sequentially from the first quarter of 2010 due to lower professional liability expense along with a reduction in SG&A expense. Physician staffing days filled for the second quarter of 2010 were 20,657 days, an 18% decrease from the prior year quarter and a 5% increase sequentially from the first quarter of 2010. Revenue per day filled for the second quarter of 2010 was $1,514, a 7% decrease from the prior year quarter and a 5% decrease sequentially from the first quarter of 2010, reflecting a continued unfavorable change in the mix of specialties.

For the first six months of 2010, segment revenue decreased 21% on a year-over-year basis to $62.4 million from $79.0 million in the same period a year ago, while contribution income decreased 11% to $6.6 million from $7.4 million in the prior year period.

The Company believes the lingering effects of the recession and the weak housing market have delayed the retirement plans of many physicians. These factors, along with a reduction in surgeries have resulted in a decrease in demand for temporary physicians, particularly in such specialties as anesthesiology and surgery.

Clinical Trials Services

For the second quarter of 2010, the clinical trials services segment generated revenue of $15.8 million, a decrease of 19% from $19.4 million in the prior year quarter, but a 4% increase sequentially from the first quarter of 2010. Contribution income decreased 25% in the second quarter of 2010 to $1.7 million from $2.3 million in the prior year, but increased 8% sequentially from the first quarter of 2010 due primarily to higher revenue and an associated improvement in operating leverage.

For the first six months of 2010, segment revenue decreased 23% on a year-over-year basis to $31.0 million from $40.4 million in the same period a year ago, while contribution income decreased 26% to $3.3 million from $4.5 million in the prior year period.

Other Human Capital Management Services

For the second quarter of 2010, the other human capital management services business segment (education and training and retained search) generated revenue of $10.9 million, a 6% increase from revenue of $10.3 million in the same quarter in the prior year as well as sequentially from the first quarter of 2010. Segment contribution income increased 143% to $0.8 million in the second quarter of 2010 from $0.3 million in the prior year quarter, but decreased 22% sequentially from the first quarter of 2010. Segment results are primarily due to improved year-over-year revenue and contribution income from the education and training business.

For the first six months of 2010, segment revenue decreased 1% on a year-over-year basis to $21.3 million from $21.5 million in the same period a year ago, while contribution income increased 44% to $1.8 million from $1.3 million in the prior year period.

Debt Outstanding and Credit Facility

At June 30, 2010, the Company had $56.4 million of total debt on its balance sheet and a debt, net of cash, to total capitalization ratio of 15.1%. At the end of the second quarter of 2010, the Company's debt leverage ratio (as defined in its credit agreement) was 2.0 to 1, well below the 2.5 to 1 maximum allowable ratio effective for the duration of the credit agreement.

On May 28, 2010, the Company refinanced its revolving loan credit facility and extended the maturity date by approximately three years to coincide with the September 2013 maturity date of the Company's existing term loan facility. This action had no impact on the interest rate spreads on the term loan. The Company also elected to reduce the aggregate principal amount of the revolving credit facility to $50.0 million. The revolving credit facility will be used to provide ongoing working capital and for other general corporate purposes, including acquisitions.

(more)

Guidance for Third Quarter 2010

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, any impairment charges or valuation allowances, any significant legal proceedings or repurchases of the Company's common stock.

Cross Country Healthcare expects revenue in the third quarter of 2010 to be in the $114 million to $117 million range and earnings per diluted share to be in the range of $0.01 to $0.04.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Thursday, August 5th at 10:00 a.m. Eastern Time to discuss its second quarter 2010 financial results. This call will be webcast live and may be accessed at the Company's website at www.crosscountryhealthcare.com or by dialing 888-972-6408 from anywhere in the U.S. or by dialing 210-234-0087 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from August 5th through August 19th. A replay of the conference call will be available by telephone from approximately noon Eastern Time on August 5th until August 19th by calling 866-501-2959 from anywhere in the U.S. or 203-369-1827 from non-U.S. locations – Passcode: 2010.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a diversified leader in healthcare staffing services offering a comprehensive suite of staffing and outsourcing services to the healthcare market that include nurse and allied staffing, physician staffing, clinical trials services and other human capital management services. The Company believes it is one of the top two providers of travel nurse and allied staffing services; one of the top three providers of temporary physician staffing (locum tenens) services; a leading provider of clinical trials staffing services and retained physician search services; and a provider of educational seminars, specifically for the healthcare marketplace. On a company-wide basis, Cross Country Healthcare has approximately 4,500 contracts with hospitals and healthcare facilities, pharmaceutical and biotechnology customers, and other healthcare organizations to provide our healthcare staffing and outsourcing solutions. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at this website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

**For further information, please contact:**
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779 | Email: hgoldman@crosscountry.com

**Cross Country Healthcare, Inc.**
**Consolidated Statements of Income (a)**
**(Unaudited, amounts in thousands, except per share data)**

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2010 | 2009 | % Change | 2010 | 2009 | % Change |
| Revenue from services | $ 117,837 | $ 149,046 | (21%) | $ 239,198 | $ 324,463 | (26%) |
| Operating expenses: | | | | | | |
| Direct operating expenses | 84,185 | 109,448 | (23%) | 171,913 | 241,032 | (29%) |
| Selling, general and administrative expenses | 27,322 | 31,606 | (14%) | 55,207 | 65,044 | (15%) |
| Bad debt expense | (211) | 171 | (223%) | - | 76 | (100%) |
| Depreciation | 2,221 | 2,306 | (4%) | 4,374 | 4,611 | (5%) |
| Amortization | 963 | 1,018 | (5%) | 1,924 | 2,041 | (6%) |
| Total operating expenses | 114,480 | 144,549 | (21%) | 233,418 | 312,804 | (25%) |
| Income from operations | 3,357 | 4,497 | (25%) | 5,780 | 11,659 | (50%) |
| Other (income) expenses : | | | | | | |
| Foreign exchange (income) loss | (28) | 86 | (133%) | 15 | 13 | 15% |
| Interest expense, net | 1,127 | 1,513 | (26%) | 2,183 | 3,214 | (32%) |
| Income before income taxes | 2,258 | 2,898 | (22%) | 3,582 | 8,432 | (58%) |
| Income tax expense (b) | 1,080 | 606 | 78% | 1,269 | 3,104 | (59%) |
| Net income | $ 1,178 | $ 2,292 | (49%) | $ 2,313 | $ 5,328 | (57%) |
| | | | | | | |
| Net income per common share: | | | | | | |
| Basic | $ 0.04 | $ 0.07 | (43%) | $ 0.07 | $ 0.17 | (59%) |
| Diluted | $ 0.04 | $ 0.07 | (43%) | $ 0.07 | $ 0.17 | (59%) |
| | | | | | | |
| Weighted average common shares outstanding: | | | | | | |
| Basic | 31,041 | 30,791 | | 31,025 | 30,783 | |
| Diluted | 31,220 | 30,953 | | 31,187 | 30,943 | |

## Cross Country Healthcare, Inc.
## Condensed Consolidated Balance Sheets
## (Unaudited, amounts in thousands)

| | June 30, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and short-term cash investments | $ | 10,300 | $ | 8,569 |
| Accounts receivable, net | | 64,299 | | 70,172 |
| Deferred tax assets | | 12,622 | | 11,794 |
| Income taxes receivable | | 479 | | 7,405 |
| Other current assets | | 7,684 | | 8,268 |
| Total current assets | | 95,384 | | 106,208 |
| Property and equipment, net | | 16,488 | | 19,706 |
| Trademarks, net | | 62,784 | | 62,858 |
| Goodwill, net | | 143,194 | | 130,701 |
| Other identifiable intangible assets, net | | 26,573 | | 28,572 |
| Debt issuance costs, net | | 2,575 | | 1,536 |
| Non-current deferred tax assets | | 5,144 | | 5,390 |
| Other long-term assets | | 1,276 | | 1,618 |
| Total assets | $ | 353,418 | $ | 356,589 |
| | | | | |
| **Liabilities and Stockholders' Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 7,531 | $ | 8,143 |
| Accrued employee compensation and benefits | | 17,342 | | 16,140 |
| Current portion of long-term debt | | 6,047 | | 5,733 |
| Interest rate swaps - current | | 532 | | 1,427 |
| Other current liabilities | | 3,628 | | 3,113 |
| Total current liabilities | | 35,080 | | 34,556 |
| | | | | |
| Long-term debt | | 50,303 | | 56,781 |
| Other long-term liabilities | | 18,705 | | 19,181 |
| Total liabilities | | 104,088 | | 110,518 |
| | | | | |
| Commitments and contingencies | | | | |
| | | | | |
| Stockholders' equity: | | | | |
| Common stock | | 3 | | 3 |
| Additional paid-in capital | | 241,914 | | 240,870 |
| Other comprehensive income | | (3,077) | | (2,979) |
| Retained earnings | | 10,490 | | 8,177 |
| Total stockholders' equity | | 249,330 | | 246,071 |
| Total liabilities and stockholders' equity | $ | 353,418 | $ | 356,589 |

# Cross Country Healthcare, Inc.
## Segment Data (c)
### (Unaudited, amounts in thousands)

| | Three Months Ended June 30, | | | | | Six Months Ended June 30, | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | % of Total | 2009 | % of Total | % Change | 2010 | % of Total | 2009 | % of Total | % Change |
| **Revenue:** | | | | | | | | | | |
| Nurse and allied staffing | $ 59,817 | 51% | $ 78,582 | 53% | (24%) | $ 124,487 | 52% | $ 183,611 | 57% | (32%) |
| Physician staffing | 31,268 | 27% | 40,747 | 27% | (23%) | 62,410 | 26% | 79,005 | 24% | (21%) |
| Clinical trials services | 15,803 | 13% | 19,403 | 13% | (19%) | 30,974 | 13% | 40,390 | 12% | (23%) |
| Other human capital management services | 10,949 | 9% | 10,314 | 7% | 6% | 21,327 | 9% | 21,457 | 7% | (1%) |
| | $ 117,837 | 100% | $ 149,046 | 100% | (21%) | $ 239,198 | 100% | $ 324,463 | 100% | (26%) |
| | | | | | | | | | | |
| **Contribution income (d)** | | | | | | | | | | |
| Nurse and allied staffing | $ 6,084 | | $ 7,202 | | (16%) | $ 11,980 | | $ 17,230 | | (30%) |
| Physician staffing | 3,709 | | 4,131 | | (10%) | 6,591 | | 7,373 | | (11%) |
| Clinical trials services | 1,706 | | 2,272 | | (25%) | 3,284 | | 4,459 | | (26%) |
| Other human capital management services | 798 | | 329 | | 143% | 1,816 | | 1,258 | | 44% |
| | 12,297 | | 13,934 | | (12%) | 23,671 | | 30,320 | | (22%) |
| | | | | | | | | | | |
| Unallocated corporate overhead | 5,756 | | 6,113 | | (6%) | 11,593 | | 12,009 | | (3%) |
| Depreciation | 2,221 | | 2,306 | | (4%) | 4,374 | | 4,611 | | (5%) |
| Amortization | 963 | | 1,018 | | (5%) | 1,924 | | 2,041 | | (6%) |
| Income from operations | $ 3,357 | | $ 4,497 | | (25%) | $ 5,780 | | $ 11,659 | | (50%) |

**Cross Country Healthcare, Inc.**
**Other Financial Data**
**(Unaudited)**

| | Three Months Ended June 30, | | | Six Months Ended June 30, | |
|---|---|---|---|---|---|
| | **2010** | **2009** | | **2010** | **2009** |
| Net cash provided by operating activities (in thousands) (a) | $ 13,400 | $ 24,883 | | $ 23,674 | $ 50,458 |
| | | | | | |
| Nurse and allied staffing statistical data: | | | | | |
| FTEs (e) | 2,163 | 2,747 | | 2,266 | 3,197 |
| Days worked (f) | 196,833 | 249,977 | | 410,146 | 578,657 |
| Average nurse and allied staffing revenue per FTE per day (g) | $ 304 | $ 314 | | $ 304 | $ 317 |
| | | | | | |
| Physician staffing statistical data: | | | | | |
| Days filled (h) | 20,657 | 25,072 | | 40,241 | 49,007 |
| Revenue per days filled (i) | $ 1,514 | $ 1,625 | | $ 1,551 | $ 1,612 |

(a) Prior year data has been reclassified to conform to the current year's presentation.
(b) The low tax rate in the first half of 2010 was due to certain discrete items, including an immaterial prior year correction related to a tax election the Company made on behalf of a subsidiary acquired in 2008 as part of the MDA Holdings, Inc. acquisition.
(c) Segment data provided is in accordance with the *Segment Reporting* Topic of the FASB ASC.
(d) Defined as income from operations before depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.
(e) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis.
(f) Days worked is calculated by multiplying the FTEs by the number of days during the respective period.
(g) Average revenue per FTE per day is calculated by dividing the nurse and allied staffing revenue by the number of days worked in the respective periods. Nurse and allied staffing revenue also includes revenue from permanent placement of nurses.
(h) Days filled is calculated by dividing the total hours filled during the period by 8 hours.
(i) Revenue per days filled is calculated by dividing the applicable revenue generated by the Company's physician staffing segment by days filled for the period presented.